FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                September 21, 2009


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                                  Systems House
                                   Alba Campus
                                   Livingston
                                    EH54 7EG
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 01        RNS Announcement, re: IFRS Statement dated 21st September 2005


 21 September 2005



                            BRITISH ENERGY GROUP PLC

                    RESTATEMENT OF RESULTS FOR TRANSITION TO

                  INTERNATIONAL FINANCIAL REPORTING STANDARDS

Introduction



British Energy Group plc ('the Group' or 'BEG plc') has adopted International Financial Reporting Standards ('IFRS') with effect from 1 April 2005 for reporting its group consolidated financial results and financial position. Accordingly, the Group will discontinue financial reporting in accordance with United Kingdom Generally Accepted Accounting Principles ('UK GAAP') with effect from that date. The first financial results to be published under IFRS will be for the quarter ended 3 July 2005, which is intended to be published on 28 September 2005.



As permitted by IFRS 1 'First time Adoption of International Financial Reporting Standards' the restatement of results for the period ended 31 March 2005 under IFRS does not incorporate the impact of IAS 32 'Financial Instruments:
Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement'. These standards will be applied prospectively with effect from 1 April 2005 and details of the Group's IAS 32 and IAS 39 opening position as at 1 April 2005 is presented within this restatement.



BEG plc acquired British Energy plc ('BE plc') and its subsidiaries on the Restructuring Effective Date ('RED') 14 January 2005. BEG plc was incorporated on 2 July 2004 and the results presented in the accompanying restatement cover the period from that date to 31 March 2005. The BEG plc incorporation date was the date of transition to IFRS, however, BEG plc did not trade from 2 July 2004 until RED. The consolidated results for BEG plc are therefore for a two and a half month trading period from RED to 31 March 2005.



The transition to IFRS at 2 July 2004 had no effect on the equity recorded by BEG plc at that date. The restatement includes an analysis of the impact of IFRS restatements on the net assets acquired at RED to explain the impact of IFRS on the recognition, measurement and presentation of the assets and liabilities which were acquired at that date.



The Group has today issued the accompanying restatement to present its consolidated results for the period ended 31 March 2005 restated from UK GAAP to IFRS, on an unaudited basis, for IFRS comparative purposes.



Highlight



The restatement explains how the change from UK GAAP to IFRS affects the Group's reported results and financial position. It is important to note that the transition to IFRS represents a change in accounting basis only and has no impact on the Group's underlying cash flows, commercial decision making or management of commodity and treasury risks, including hedging strategies.



The change of basis of accounting to IFRS had the following impact on the Group's previously reported UK GAAP results for the period ended 31 March 2005:



- No change to earnings before interest, income taxes, depreciation and amortisation (EBITDA);

-   Profit before taxation was restated at GBP60m, an increase of GBP6m;

-   Basic earnings per share increased by 1.1 pence per share;

-   Net assets increased by GBP6m to GBP1,621m at 31 March 2005; and

-   Net debt under IFRS was unchanged.



The financial information on Sections 1 to 9 of the restatement has not been audited. The principal accounting changes arising for the period ended 31 March 2005, following introduction of IFRS, were in the following areas:



- IFRS 3 Business Combinations - goodwill is no longer amortised but is subject to annual impairment testing;

- IAS 19 Employee Benefits - defined benefit scheme assets held in securities are measured at bid prices and scheme liabilities include a death in service reserve calculated on a different basis to UK GAAP; and

-   IAS 12 Income Taxes - change in basis of measurement of deferred taxation.



A number of items have been reclassified within the balance sheet, income statement and cash flow statement for presentation purposes only and have had no impact on the Group's reported net assets position, details are set out in Sections 2, 3 and 5.



The Group applied acquisition accounting rules at RED and recognised a net provision for commodity contracts which amounted to GBP250m at 31 March 2005 under both UK GAAP and IFRS. IAS 32 and IAS 39 rules for accounting for financial instruments were adopted with effect from 1 April 2005. Implementation of these standards increased the net commodity provisions by GBP22m, bringing the total to GBP272m of which GBP238m is outside the scope of IAS 39 as it relates to 'own use' contracts and will continue to be unwound over the lives of the related contracts. After deferred tax adjustments, Group net assets decreased by GBP15m following implementation of IAS 32 and IAS 39.



Management Presentation and Conference Call



A presentation will be hosted at Financial Dynamics, Holborn Gate, 26 Southampton Buildings, London WC2A 1PB for analysts, institutional investors and bondholders at 4.30 p.m. (UK time) today, 21 September 2005. The presentation will be webcast (www.british-energy.com) and dial in facilities can be accessed by dialling:


UK dial in:                                              0845 113 0049
International dial in:                                   +44 (0) 1452 542 303
US dial in:                                              1866 389 9778


Replay facility  -  7 days, UK dial in:                   0845 245 5205
UK International no:                                      +44 (0) 1452 550 000
UK PIN (access) no:                                       9732348 #



For further information, please contact:
John Searles, Investor Relations:                        +44 (0) 1506 408715
Andrew Dowler, Media                                     +44 (0) 20 7831 3113



A copy of this release and a copy of the presentation in pdf file format can be found on the Group's website at www.british-energy.com.



Disclaimers:

This document contains certain "forward-looking" statements as defined in
Section 21E of the US Securities Exchange Act of 1934, including statements with respect to British Energy Group plc's business plans, the performance of its stations, electricity prices and other matters that are not historical facts concerning the business operations, financial conditions and results of operations of British Energy Group plc. These forward-looking statements typically contain words such as "intends", "expects", "anticipates", "estimates ", "aim", "believe", "assume", "should", and words of similar import, which are predictions of or indicate future events or trends. These forward-looking statements involve known and unknown risks, uncertainties and other factors, which are in some cases beyond the control of British Energy Group plc and may cause actual results or performance to differ materially from those expressed or implied from such forward-looking statements.



EBITDA is defined by the Group as operating income before interest expense, income taxes, depreciation and amortisation. The Group has included information concerning EBITDA because it believes that it is used by certain investors as one measure of the Group's financial performance. EBITDA is not a defined measure of financial performance under IFRS accounting standards and is not necessarily comparable to similarly titled measures used by other companies. EBITDA should not be construed as an alternative to operating income or to cash flows from operating activities (as determined in accordance with IFRS) as a measure of liquidity.



This statement includes the information required under IFRS 1 'First-time Adoption of IFRS' for the group consolidated results of British Energy Group plc for the period from 2 July 2004 the date on which the parent company was
incorporated.   Due to the seasonality of its business, the results for the
Group for the period from the Restructuring Effective Date of 14 January 2005 until 31 March 2005 should not be taken as giving an accurate indication of what the Group's results for future years might be under IFRS. The IFRS financial information presented is unaudited.



The Group's IFRS accounting policies as they are applied for the period ended 31 March 2005 have been adopted on the basis of all IFRSs issued by the International Accounting Standards Board ('IASB') as of the date of this report and which have either been endorsed by the European Union ('EU') or where there is a reasonable expectation of endorsement by the EU by the time the Group prepares its first financial statements in accordance with IFRS for the year ended 31 March 2006. The basis of preparation under IFRS is described in more detail in Section 1.



Further standards, amendments and interpretations could be applicable for the Group's financial results for the year ended 31 March 2006 due to the continuing work of the IASB and IFRIC and as practice is continuing to evolve. Consequently, the Group's accounting policies may change prior to the publication of those financial results.





                            BRITISH ENERGY GROUP PLC

                    RESTATEMENT OF RESULTS FOR TRANSITION TO

                  INTERNATIONAL FINANCIAL REPORTING STANDARDS










Contents                                                                                           Section
Explanation of changes in accounting policy                                                        1

Restatement of Group Income Statement for the period ended 31 March 2005                           2

Restatement of Group Balance Sheet as at 31 March 2005                                             3

Restatement of Net Asset Position as at 14 January 2005                                            4

Restatement of Group Cash Flow for the period ended 31 March 2005                                  5

Proposed IFRS accounting policies for the period ended 31 March 2005                               6

Accounting for financial instruments                                                               7

Summary of proposed IAS 32 & IAS 39 accounting policies for the year ended
31 March 2006                                                                                      8

Glossary of financial terms and IFRS equivalents                                                   9













Section 1:  Explanation of changes in accounting policy



Introduction



British Energy Group plc ('the Group' or 'BEG plc') has adopted International Financial Reporting Standards ('IFRS') with effect from 1 April 2005 for reporting its group consolidated financial results and financial position. Accordingly, the Group will discontinue reporting in accordance with United Kingdom Generally Accepted Accounting Principles ('UK GAAP') with effect from that date. The first financial results to be published under IFRS will be for the quarter ended 3 July 2005, which will be published on 28 September 2005.



BEG plc acquired British Energy plc ('BE plc') and its subsidiaries on the Restructuring Effective Date ('RED') 14 January 2005. BEG plc was incorporated on 2 July 2004 and the results presented in these financial statements cover the period from that date to 31 March 2005. The BEG plc incorporation date was the date of transition to IFRS in accordance with IFRS 1 'First-time Adoption of IFRS', however BEG plc did not trade from 2 July 2004 until RED. The consolidated results for BEG plc are therefore for a two and a half month trading period from RED to 31 March 2005. The transition to IFRS at 2 July 2004 had no effect on the equity recorded by BEG plc at that date. This restatement includes an analysis, in Section 4, of the impact of IFRS restatements on the net assets acquired at RED to explain the impact of IFRS on the recognition, measurement and presentation of the assets and liabilities which were acquired at that date.



Due to the seasonality of its business, the results for the Group for the period from RED to 31 March 2005 should not be taken as giving an accurate indication of what the Group's results for future years might be under IFRS. The IFRS financial information presented is unaudited.



Basis of preparation



The requirements for first-time adoption of IFRS are set out within IFRS 1, and require that the Group should use the same accounting policies in its opening IFRS balance sheet and throughout all periods presented in its first IFRS financial statements. These policies are required to comply with each IFRS effective at the reporting date of BEG plc's first annual published financial statements under IFRS as at 31 March 2006.



The Group's IFRS accounting policies as they are applied for the period ended 31 March 2005 have been adopted on the basis of all IFRSs issued by the International Accounting Standards Board ('IASB') as of the date of this report and which have either been endorsed by the European Union ('EU') or where there is a reasonable expectation of endorsement by the EU by the time the Group publishes its first annual financial statements in accordance with IFRS for the year ended 31 March 2006.



The Group's IFRS accounting policies as they have applied for the period ended 31 March 2005 are set out in Section 6 of this restatement. Further standards, amendments and interpretations could be applicable for the Group's financial results for the year ended 31 March 2006 due to the continuing work of the IASB and IFRIC and as practice is continuing to evolve. Consequently, the Group's accounting policies may change prior to the publication of those financial results.



The financial statements set out in Sections 2, 3 and 5 are presented in accordance with IAS 1, 'Presentation of Financial Statements'. However, where no definitive guidance exists in respect of presentation, a UK GAAP approach has been followed in order to maintain consistency with prior reporting. This format and presentation may require modification in the event that further guidance is issued and as best practice develops.



IAS 1 does not provide definitive guidance on the format of the income statement, but states key lines that should be disclosed. It also requires additional line items and headings to be presented on the face of the income statement when such presentation is relevant to an understanding of the entity's financial performance. IAS 1 explains that due to the effects of an entity's various activities, transactions and other events differing in frequency, potential for gain or loss and predictability, disclosing components of financial performance assists in an understanding of the financial performance achieved and in making projections of future results. Factors to be considered include materiality and the nature and function of the components of income and expense. The Directors of BEG plc believe that items that were previously referred to as 'exceptional items' under UK GAAP should continue to be separately identified to assist in understanding the financial performance of the Group.



IFRS 1 exemptions



The restatement of results for the period ended 31 March 2005 under IFRS does not incorporate the impact of IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' as permitted by IFRS 1. These standards will be applied prospectively with effect from 1 April 2005 and details of the Group's IAS 32 and IAS 39 opening position as at 1 April 2005 are presented within Section 7 of this restatement together with a summary of the proposed IAS 32 and IAS 39 accounting policies in Section 8.



Impact of IFRS on performance measures



Detailed reconciliations are set out in Sections 2 and 3 of this restatement to explain the impact of IFRS changes to the Group's income statement for the period ended 31 March 2005, and balance sheet as at 31 March 2005. The Group's cash flow statement under IFRS for the period ended 31 March 2005 is set out in
Section 5 of this restatement.



The effect of moving from UK GAAP to IFRS on key performance measures and net assets for the period ended 31 March 2005 was as follows:


                                                       EBITDA           Profit           Basic        Net Assets
                                                                    before tax
                                                                                           EPS
                                                         GBPm             GBPm     Pence/share              GBPm
UK GAAP result for the period                             110               54             6.2             1,615

Differences - increases/(decreases):
 - Amortisation of goodwill reversed                        -                6             1.1                 6
 - Increased goodwill recognition                           -                -               -                23
 - Increased pension scheme deficit                         -                -               -              (33)
 - Reduction in deferred tax asset                          -                -               -              (21)
 - Increase in property, plant & equipment                  -                -               -                31
Total impact of restatements                                -                6             1.1                 6

IFRS restated result for the period                       110               60             7.3             1,621



Analysis of key accounting changes for the period ended 31 March 2005



Goodwill



Principal differences

The Group recorded goodwill arising upon the acquisition of BE plc which represented the excess of the fair value of the consideration at acquisition compared to the fair value of the net identifiable assets acquired. The goodwill was capitalised on the BEG plc group balance sheet.



Under UK GAAP the Directors assessed the useful life of the goodwill to be 20 years and the goodwill was being amortised in line with the remaining operating lives of the stations over that period. UK GAAP requires goodwill to be reviewed for impairment at the end of the first full financial year following acquisition and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.



Under IFRS, the Group is not permitted to amortise goodwill, and there is a mandatory requirement to test it for impairment at least annually and at other balance sheet dates if there is any indication of impairment.



Impact

The goodwill arising at RED under UK GAAP amounted to GBP322m. This has been increased by GBP23m upon conversion to IFRS to reflect the changes in fair values assessed for the defined benefit pension scheme liabilities and deferred tax assets. The GBP6m amortisation of goodwill which was recognised in the UK
GAAP income statement for the period has also been reversed, resulting in a goodwill balance of GBP345m being recorded on the balance sheet under IFRS as at 31 March 2005.



Taxation



Principal differences

Under UK GAAP, deferred tax was provided based on timing differences between the accounting and taxable profits. IFRS has a wider scope and requires deferred tax to be provided on all temporary differences between the book carrying values of assets and liabilities in the financial statements and their related tax bases. Under IFRS deferred tax balances are required to be shown separately on the face of the balance sheet within non-current assets or non-current liabilities as appropriate.



Impact

The Group's deferred tax asset decreased by GBP20m at RED. The reduction comprised an additional GBP31m of deferred tax liability arising from revaluation of the Eggborough Power Station, partially offset by an increase of GBP11m for the deferred tax asset attributable to the change in pension scheme deficit on transition to IFRS.



The reduction in the deferred tax asset attributable to Eggborough at RED resulted in reallocation of the fair values recorded at RED and increased the value allocated to property, plant and equipment by GBP31m.



At 31 March 2005, the deferred tax asset decreased by GBP21m in net terms when compared to the UK GAAP balance sheet at that date.



The income tax expense for the period ended 31 March 2005 was unchanged.



Intangible assets



Principal differences

Under IAS 38 'Intangible Assets' and IFRS 3 'Business Combinations' a wider range of intangible assets are required to be recognised than under UK GAAP. The definition of an intangible asset is similar under both GAAPs, however, unlike IFRS, UK GAAP requires that intangible assets are separable from the business.



In BEG plc's UK GAAP results all capitalised computer software was classified within tangible fixed assets. In addition all research and development costs were written off to the income statement as incurred. IFRS requires all capitalised software to be classified as an intangible asset unless it is an integral part of a related item of property, plant and equipment. In some instances, if it can be demonstrated that development expenditure will generate probable future economic benefits, then such development expenditure is recorded as an intangible asset under IFRS.



Electricity suppliers are required to ensure that a proportion of their sales to customers is derived from renewable sources, in order to satisfy the requirement under the Renewable Obligation which came in to force following the Utilities Act (2000). Eligible renewable generators receive Renewable Obligation Certificates (ROCs) for each MWh of electricity which they generate. These certificates may then be sold to suppliers in order to fulfil their obligation. ROCs may either be bought as part of an electricity purchase transaction or may be bought separately.



The Climate Change Levy is imposed on commercial sales of electricity. Electricity generated from renewable sources is exempt from this charge and is granted a Levy Exemption Certificate (LEC). The base energy unit and the LEC must be traded together.



ROCs and LECs held at each balance sheet date have been re-categorised from trade receivables under UK GAAP to intangible assets under IAS 38.



Impact

The conversion to IFRS has resulted in GBP22m of software being reclassified as intangible assets at RED, increasing to GBP23m at 31 March 2005. An income statement reclassification of GBP1m was required to transfer the amount previously included within depreciation to amortisation of intangible assets for the period to 31 March 2005. No development expenditure has been capitalised at either RED or at 31 March 2005 as the conditions specified by IAS 38 had not been satisfied. The ROCs and LECs re-categorised from trade receivables to intangible assets under IAS 38 resulted in a GBP4m adjustment at RED and GBP8m at 31 March 2005.



Employee benefits - defined benefit pension schemes



Principal differences

Under UK GAAP, the Group fully implemented FRS 17 'Retirement Benefits' in accounting for pension and other post-retirement benefits at RED and for the period to 31 March 2005. The measurement of pension scheme assets is based on mid-market valuations. Defined benefit scheme liabilities are required to be presented net of the related deferred tax.



Under IFRS, the Group has decided to early adopt the revised IAS 19 (2004) ' Employee Benefits' issued by the IASB in December 2004 and measures commitments and other related benefits in accordance with its requirements. The valuation of pension scheme assets is based on bid price valuations. Under IAS 19, the required reserve to cover the cost of paying out death in service benefits is accrued over the period to the actuarially estimated date of death in service rather than to normal retirement date, resulting in a higher reserve than the FRS 17 equivalent.



IAS 19 is similar to FRS 17 in that it adopts a balance sheet approach and records the deficit or surplus of the defined benefit schemes on the balance sheet. However, whereas FRS 17 requires that all actuarial gains and losses be immediately recognised directly in reserves, IAS 19 permits an alternative approach which allows actuarial gains and losses to be held off the balance sheet and subsequently released to the income statement over a defined period. BEG plc has decided not to adopt this alternative, known as the "corridor" approach, and therefore actuarial gains and losses will continue to be recognised directly through reserves, in the Statement of Recognised Income and Expense. Defined benefit scheme liabilities are required to be shown on the face of the balance sheet and under IFRS are exclusive of any deferred tax impact.



Other aspects of accounting for the Group's defined benefit scheme will continue in a manner similar to those required under FRS 17.



Impact

The effect of adopting revised IAS 19 (2004) as part of the IFRS conversion was to increase the deficit at RED by GBP34m. The increase comprised a GBP9m reduction in the value of investments following valuation at bid price and a GBP25m increase in liabilities for death in service benefits. The GBP128m reclassification adjustment resulted from the requirement to show the pension deficit gross of deferred tax.



The scheme deficit increased by GBP33m under IAS 19 at 31 March 2005. The increase comprised a GBP8m reduction in the value of investments following valuation at bid price, and a GBP25m increase in liabilities for death in service benefits. The GBP104m reclassification adjustment resulted from the requirement to show the pension deficit gross of deferred tax.



The total charges recorded in the Group's income statement for the period were unchanged following implementation of IAS19, and a GBP1m increase in actuarial gains was recorded in reserves.



Cash



Principal differences

IFRS replaces the term "cash" with "cash and cash equivalents", where cash equivalents are defined as short term highly liquid investments that are readily convertible to known amounts of cash and which are subject to insignificant changes in value. They usually have a maturity date less than three months. Under IFRS, overdrafts are also shown within cash and cash equivalents whereas they are included within short-term borrowings under UK GAAP.



Impact

This has resulted in a cash and cash equivalents balance of GBP113m being reported at RED, under IFRS, an increase of GBP4m versus UK GAAP following reclassification from liquid investments. The amount reported at year end was unchanged.



At RED, GBP290m of liquid investments was reclassified as restricted cash. A similar reclassification amounting to GBP221m was recorded at 31 March 2005.



Other Impacts



Income statement reclassifications



The restated income statement for the period ended 31 March 2005 as set out in
Section 2 has been presented in a format consistent with IAS 1 requirements and included the following reclassifications:



- Purchase of power to obtain ROCs and LECs, and certain other energy purchase contracts have been transferred from revenue to energy purchases, a total reclassification of GBP17m.

- Depreciation of GBP1m related to capitalised software has been transferred to amortisation of intangible assets.



Balance sheet reclassifications



The restated balance sheet at 31 March 2005 as set out in Section 3 has been presented in a format consistent with IAS 1 requirements.



The principal changes to balance sheet classifications were as follows:



- Software transfer from property, plant and equipment to intangible assets as explained above.

- The NLF Receivable, Nuclear Liabilities Receivable and deferred tax asset are shown on the face of the balance sheet within non-current assets. In the UK GAAP balance sheet they were included within current assets as required by the Companies Act 1985 and were described as 'Debtors: amounts falling due after more than on year'.

- Changes in classification of cash and liquid investment balances as described above.

- Provisions expected to be settled within one year of the balance sheet date are classified as current liabilities in line with IAS 1 requirements.



Employee share schemes (to be adopted from 1 April 2005 onwards)



Principal differences

Under UK GAAP, the Group accounts for its share compensation schemes based on an intrinsic value basis being the difference if any between the market price on the date of grant and the exercise price payable by the employee. Inland Revenue approved "save as you earn" schemes are excluded from these UK GAAP accounting requirements.



Under IFRS 2 'Share-based Payment', the cost of employee share schemes, including save as you earn schemes, is recognised based on the fair value of the shares awarded and measured using an options pricing model. The fair value of the award is charged to the income statement over the period during which the service is rendered. Adjustments are made subsequent to the grant date for changes in the estimate of non-market based vesting conditions and forfeiture of awards.



Impact

Share based payments had no impact on BEG plc results for the period ended 31 March 2005. However, two employee share incentive schemes will feature in the results for 2005/06 as highlighted within the Group's Report and Accounts for 2004/05.





Section 2: Restatement of Group Income Statement for the period ended 31 March 2005 (unaudited)



                                                                                          Reversal of
                                                                                           goodwill
                                                                             IFRS        amortisation
                                                                       reclassification
                                                             UK GAAP                                      IFRS
                                                              GBPm          GBPm             GBPm         GBPm
Revenue                                                        482            17               -           499

Energy purchases                                                -            (17)              -          (17)
Fuel costs                                                    (127)            -               -          (127)
Materials and services                                        (82)             -               -          (82)
Staff costs                                                   (82)             -               -          (82)
Energy supply costs                                           (73)             -               -          (73)
Other operating costs                                          (8)             -               -           (8)
Operating profit before depreciation and amortisation          110             -               -           110
(EBITDA)

Depreciation                                                  (41)             1               -          (40)

Amortisation of intangible assets                              (6)            (1)              6           (1)
Operating profit                                               63              -               6           69

Financing (charges)/credits
Net revalorisation charges                                     (5)             -               -           (5)
Interest payable                                              (10)             -               -          (10)
Interest receivable                                             5              -               -            5
Net credit to finance charges for pension liabilities           1              -               -            1
Profit before tax                                              54              -               6           60
Taxation                                                      (19)             -               -          (19)
Net profit for the period attributable to equity               35              -               6           41
shareholders

Earnings per share (p):
Basic                                                          6.2                                         7.3
Diluted                                                        6.0                                         7.0



The Group Income Statement represents the results from 15 January 2005 to 31 March 2005.




Section 3:  Restatement of Group Balance Sheet as at 31 March 2005 (unaudited)


                                                      IFRS                     Employee
                                                reclassification               benefits
                                     UK GAAP                       Goodwill                Deferred      IFRS
                                                                                            tax
                                       GBPm           GBPm           GBPm        GBPm       GBPm         GBPm
ASSETS
Non-current assets
Property, plant and equipment         1,678           (23)             -           -          31        1,686
Nuclear liabilities receivable          -            2,131             -           -           -        2,131
NLF receivable                          -            1,863             -           -           -        1,863
Receivables due after more than one     -              4               -           -           -          4
year
Deferred tax                            -             450              -           -         (21)        429
Goodwill and intangible assets         316             31             29           -           -         376
                                      1,994          4,456            29           -          10        6,489
Current assets
Inventories                            331             -               -           -           -         331
Receivables due within one year        288             39              -           -           -         327
Receivables due after more than one    346           (346)             -           -           -          -
year
NLF receivable                        1,863         (1,863)            -           -           -          -
Nuclear liabilities receivable        2,312         (2,131)            -           -           -         181
Liquid investments                     221           (221)             -           -           -          -
Cash and cash equivalents              235             -               -           -           -         235
Restricted cash                         -             221              -           -           -         221
                                      5,596         (4,301)            -           -           -        1,295
Total assets                          7,590           155             29           -          10        7,784

LIABILITIES
Current liabilities
Borrowings                             (50)            -               -           -           -         (50)
Trade and other payables              (559)            -               -           -           -        (559)
Provisions for liabilities and          -            (230)             -           -           -        (230)
charges
                                      (609)          (230)             -           -           -        (839)
Non-current liabilities
Borrowings                            (626)            -               -           -           -        (626)
Pension fund liability                (244)          (104)             -         (33)          -        (381)
Provisions for other liabilities     (2,150)          179              -           -           -       (1,971)
and charges
Nuclear liabilities                  (2,131)           -               -           -           -       (2,131)
NLF liabilities                       (210)            -               -           -           -        (210)
Deferred income                        (5)             -               -           -           -         (5)
                                     (5,366)           75              -         (33)          -       (5,324)
Total liabilities                    (5,975)         (155)             -         (33)          -       (6,163)
Net assets                            1,615            -              29         (33)         10        1,621

EQUITY
Called up equity share capital          56             -               -           -           -          56
Capital reserves                       767             -               -           -           -         767
Warrant reserve                         51             -               -           -           -          51
Retained earnings                      741             -              29         (33)         10         747
Total shareholders' funds
(including non-equity shareholders'
interest)                             1,615            -              29         (33)         10        1,621





Section 4: Restatement of Net Asset Position as at 14 January 2005 (unaudited)


                                                      IFRS         Goodwill    Employee    Deferred
                                                reclassification               Benefits       Tax
                                     UK GAAP                                                             IFRS
                                       GBPm           GBPm           GBPm       GBPm        GBPm         GBPm
ASSETS
Non-current assets
Property, plant and equipment         1,691           (22)             -           -          31        1,700
Nuclear liabilities receivable          -            2,282             -           -           -        2,282
NLF receivable                          -            1,842             -           -           -        1,842
Receivables due after more than one     -              8               -           -           -          8
year
Deferred tax asset                      -             493              -           -         (20)        473
Intangible assets                       -              26              -           -           -          26
                                      1,691          4,629             -           -          11        6,331
Current assets
Inventories                            354             -               -           -           -         354
Own shares                              6              -               -           -           -          6
Receivables due within one year        353             81              -           -           -         434
Receivables due after more than one    365           (365)             -           -           -          -
year
NLF receivable                        1,842         (1,842)            -           -           -          -
Nuclear liabilities receivable        2,467         (2,282)            -           -           -         185
Liquid investments                     294           (294)             -           -           -          -
Cash and cash equivalents              109             4               -           -           -         113
Restricted Cash                         -             290              -           -           -         290
                                      5,790         (4,408)            -           -           -        1,382
Total assets                          7,481           221              -           -          11        7,713

LIABILITIES
Current liabilities
Borrowings                             (28)            -               -           -           -         (28)
Trade and other payables              (656)            -               -           -           -        (656)
Provisions for liabilities and          -            (209)             -           -           -        (209)
other charges
                                      (684)          (209)             -           -           -        (893)
Non-current liabilities
Borrowings                            (676)            -               -           -           -        (676)
Pension fund liability                (300)          (128)             -         (34)          -        (462)
Provisions for other liabilities     (2,108)          116              -           -           -       (1,992)
and charges
Nuclear liabilities                  (2,282)           -               -           -           -       (2,282)
NLF liabilities                       (212)            -               -           -           -        (212)
Deferred income                        (5)             -               -           -           -         (5)
                                     (5,583)          (12)             -         (34)          -       (5,629)
Total liabilities                    (6,267)         (221)             -         (34)          -       (6,522)
Net assets acquired                   1,214            -               -         (34)         11        1,191
Goodwill arising on acquisition        322             -              23           -           -         345
Consideration paid                    1,536            -              23         (34)         11        1,536



Note: The classifications of assets and liabilities in this net assets analysis do not equate to a balance sheet presentation.



The fair values shown in the Net Assets Position above are provisional as BEG plc is aware of changes that may arise. The quinquennial review of nuclear liabilities is underway and the results of this review will be finalised towards the end of 2005. The review may result in a change in value of the nuclear liabilities due to changes in strategy and cost estimates, but as a result of the arrangements with the NLF and Government any change in value of the nuclear liabilities will be offset by an equal and opposite change to the NLF receivable. The fair values shown above were based on the best information available to the Directors on 27 July 2005 when the UK GAAP results were published.





Section 5: Restatement of Group Cash Flow for the period ended 31 March 2005 (unaudited)



Under UK GAAP the consolidated statement of cash flows prepared in accordance with FRS 1 'Cash Flow Statements' (Revised) presents substantially the same information as that required under IFRS. Under IFRS, however, there are certain differences from UK GAAP with regard to the classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents.



Under UK GAAP, cash flows are presented separately for operating activities, dividends received from joint ventures, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisition and disposals, equity dividends paid, management of liquid resources and financing. Under IFRS, cash flow is reported in three required categories: operating activities, investing activities and financing activities.



Under IFRS, items which under UK GAAP would be included within management of liquid resources fall within the definition of cash and cash equivalents.



The consolidated statement of cash flows under IFRS is set out below.



Group Cash Flow Statement under IFRS for the period ended 31 March 2005 (unaudited)

                                                                                             GBPm

     Operating profit for the period                                                         69
     -  Amortisation charges                                                                 1
     -  Depreciation                                                                         40
     -  Other provisions discharged                                                          19
     -  Interest paid                                                                        (12)
     -  Interest received                                                                    3
     -  Regular contribution to NLF                                                          (5)
     -  Decrease in trade and other receivables                                              65
     -  Decrease in inventories                                                              23
     -  Decrease in restricted cash                                                          69
     -  (Decrease) in trade payables and other                                               (84)
     payables
     Net cash inflow generated from operations                                               188

     Cash flows from investing activities
     Net cash acquired with subsidiary undertaking                                           113
     Purchases of property, plant and equipment                                              (35)
     Proceeds from disposal of property                                                      7
     Net cash used in investing activities                                                   85

     Cash flows from financing activities
     Repayments of amounts borrowed                                                          (28)
     Costs associated with acquisition                                                       (10)
     Proceeds from sale of own shares                                                        3
     Costs associated with sale of investments                                               (3)
     Net cash used in financing activities                                                   (38)

     Net change in cash and cash equivalents                                                 235
     Cash and cash equivalents at beginning of the                                           -
     period
     Cash and cash equivalents at the end of the                                             235
     period


The Group Cash Flow Statement represents the cash flows for the period from 15 January 2005 to 31 March 2005, except the financing category which, prior to the date of the acquisition of BE plc, also reflects the cash flow from the issue of equity by BEG plc following its incorporation.





Section 6:  Proposed IFRS Accounting Policies for the period ended 31 March 2005





The principal accounting policies as set out below have been applied in preparing the Group's restated results for the period ended 31 March 2005. These policies will be used for BEG plc's future financial statements reported under IFRS. The revised policies to comply with IAS 32 and IAS 39 are set out in
Section 8.



Basis of preparation



The Group's consolidated reconciliation to restate UK GAAP results to IFRS for the period ended 31 March 2005 has been prepared to describe the changes that arose on transition from 2 July 2004. It does not comprise a full set of financial statements that have been prepared to present fairly the results and financial position of the Group in accordance with IFRS. The consolidated financial results have been prepared under the historical cost convention, except where certain IFRS standards require or permit certain items to be recorded at fair value.



Commodity trading contracts, where there is no associated physical delivery, are marked to market using externally derived market prices. This is a departure from the general provisions of Schedule 4 of the Companies Act 1985.



The Group's IFRS accounting policies as they have been applied for the period ended 31 March 2005 have been adopted on the basis of all IFRSs issued by the IASB as of the date of this report and which have either been endorsed by the EU or where there is a reasonable expectation of endorsement by the EU by the time the Group publishes its first annual financial statements in accordance with IFRS for the year ended 31 March 2006.



Further standards, amendments and interpretations could be applicable for the Group's financial results for the year ended 31 March 2006 due to the continuing work of the IASB and IFRIC and as practice is continuing to evolve. Consequently, the Group's accounting policies may change prior to the publication of those financial results.



As permitted by IFRS 1, the standards relating to financial instruments, IAS 32 and IAS 39 are to be applied with effect from 1 April 2005. The impact of these standards has not been included in the IFRS financial information set out in Sections 1 to 4. The Group has retained its previous UK GAAP accounting policies for financial instruments, as set out below, in preparing the IFRS financial information for the period ended 31 March 2005. The Group has early adopted IAS 19 (2004) 'Employee Benefits'.



The preparation of financial statements in conformity with IFRS requires management to make certain critical accounting estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed below. Actual results can differ from those estimates.



The information for the period ended 31 March 2005 does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. A copy of the UK GAAP statutory accounts for that period has been delivered to the Registrar of Companies. The auditors' report on the UK GAAP financial statements was unqualified and did not include a statement under section 237 (2) or (3) of the Companies Act 1985.



Basis of consolidation



The Group financial statements consolidate the financial statements of BEG plc and all of its subsidiary undertakings. BEG plc was incorporated on 2 July 2004. As a consequence of the restructuring, under a Scheme of Arrangement under section 425 of the Companies Act 1985, the Company acquired BE plc on 14 January 2005. The restructuring has been accounted for under the principles of acquisition accounting. The application of acquisition accounting principles means that all the separate assets and liabilities of BE plc have been recorded at fair value at the date of acquisition with goodwill arising on the difference between the value of net assets of BE plc and the acquisition consideration paid. Only the post acquisition results are included in the Group income statement, statement of changes in equity and cash flow statement.



Inter-company profits, transactions and balances are eliminated on consolidation.



Significant estimates used in applying accounting policies



The principal accounting polices adopted by BEG plc in the consolidated financial statements are as set out below. The application of a number of these policies required the Group to use a variety of estimation techniques and applying judgement to best reflect the substance of underlying transactions.

Significant factors considered when assessing the carrying value of assets include future electricity prices, expected annual output, expected station operating costs, remaining station lives and discount rates. BEG plc has determined that a number of its accounting policies can be considered significant, in terms of the management judgement that has been required to determine the various assumptions underpinning their application in the financial statements presented, which, under different conditions, could lead to material difference in these statements. The policies where significant judgements and estimates have been made are:



-         Application of business combination accounting rules;

-         Accounting for property, plant and equipment;

- Estimation of liabilities for spent nuclear fuel and decommissioning costs; and

-         Estimation of defined benefit pension scheme liabilities.



Revenue



Revenue is recognised by the Group when persuasive evidence of a sales arrangement exists, delivery of goods or services has occurred, the amount of revenue can be measured reliably, collectibility of the related receivable amount is probable and the costs incurred or to be incurred in respect of the transaction can be measured reliably.



Revenue represents the fair value of the consideration receivable for sales of electricity and sales of other related goods and services. It is shown net of value added tax, electricity purchases relating to short term balancing and hedging activities, and climate change levy. Revenue is also shown after elimination of sales within the Group.



Wholesale generation and direct supply sales are recognised on an accruals basis with reference to meter readings of electricity supplied. Where required, a management estimate is included of the value of units supplied to customers between the date of their last meter reading and the accounting period end.



Fuel Costs - Nuclear Front End



Advanced Gas-cooled Reactors (AGR)

Front end fuel costs consist of the costs of procurement of uranium, conversion and enrichment services and fuel element fabrication. Fabrication costs comprise fixed and variable elements. All costs are capitalised into inventory and charged to the income statement in proportion to the amount of fuel burnt.



Pressurised Water Reactor (PWR)

All front end fuel costs are variable and are capitalised into inventory and subsequently charged to the income statement in proportion to the amount of fuel burnt.



Fuel Costs - Nuclear Back End



AGR

Spent fuel extracted from the reactors is sent for reprocessing and/or long-term storage and eventual disposal of resulting waste products. Back end fuel costs comprise:-



a) a cost per tonne of uranium in AGR fuel, in respect of amounts payable on loading of fuel into any one of the AGR reactors and

b) a rebate/surcharge against the cost mentioned in (a) above that is dependent on the out-turn electricity price in the year and the amount of electricity generated.



The loading related cost and the rebate/surcharge is capitalised into inventory and charged to the income statement in proportion to the amount of fuel burnt.



PWR

Back end fuel costs are based on wet storage in station ponds followed by dry storage and subsequent direct disposal of fuel. Back end fuel costs comprise the estimated cost of this process at current prices discounted back to current value. Back end fuel costs are capitalised into inventory on loading and charged to the income statement in proportion to the amount of fuel burnt.



Unburnt Fuel at Shutdown



Due to the nature of the nuclear fuel process there will be some unburnt fuel in the reactors at station closure. The costs of this unburnt fuel (final core) is fully provided at the balance sheet date and any changes in the carrying value of nuclear fuel attributed to the final core are charged to the income statement in the accounting period.



Fuel Costs - Coal (including Emission Rights)



Fuel costs for coal are determined on a weighted average cost basis. Fuel costs for coal also include costs of emission allowances. The Group recognises liabilities in respect of its obligations to deliver emission allowances to the extent that the allowances to be delivered exceed those previously acquired by the Group, either by allocation from the Government or a similar body or through purchase. Any liabilities recognised are measured based on the period end estimates of the amounts that will be required to satisfy the net obligation.



Inventory  -  Stores



Inventory held in stores is recorded at the lower of cost and net realisable value.



Employee Benefits - Post Retirement Benefit Obligations



The Group provides for pension costs in accordance with IAS 19 (2004) 'Employee
Benefits'.   Contributions to the Group's defined benefit pension schemes are assessed by qualified actuaries. BEG plc operates two separate pension arrangements in the UK within the Electricity Supply Pension Scheme, which is a defined benefit scheme. Pension scheme assets are measured using market values, which for securities is based on bid price values. Pension costs are assessed using the projected unit method so that the cost of providing pensions is charged to the income statement in a manner which spreads the service cost over the expected service lives of employees. The pension obligation is measured as the present value of the estimated future cash outflows, discounted using the interest rates on UK government securities of appropriate maturity. The expected return on the schemes' assets and the increase during the period in the present value of the schemes' liabilities arising from the passage of time are included in other finance income. Actuarial gains and losses are recognised immediately within the Statement of Recognised Income and Expense.



The capital cost of ex-gratia and supplementary pensions is charged to the income statement, to the extent that the arrangements are not covered by the surplus in schemes, in the accounting period in which they are granted.



Certain additional unfunded retirement benefits are provided to eligible employees. The cost of providing such benefits is charged to the income statement as they accrue.



NLF Funding Arrangements



Under the arrangements with the Secretary of State the Nuclear Liabilities Fund
(NLF) will fund, subject to certain exceptions, the Group's qualifying uncontracted nuclear liabilities and qualifying decommissioning costs. To the extent there is any surplus remaining in the NLF after all obligations have been discharged, this amount will be paid to the Secretary of State. The Group is responsible for funding certain excluded or disqualified liabilities and will, in certain circumstances, be required to compensate or indemnify the NLF and the Secretary of State in relation to such liabilities. The Group's obligations under these arrangements with the Secretary of State are guaranteed by certain companies within the Group.



In consideration for the assumption of these liabilities by the Secretary of State and the NLF, British Energy Holdings plc (a subsidiary of BEG plc) issued GBP275m in New Bonds to the NLF at RED. The Group will also make the following payments to the NLF (i) an annual contribution (Cash Sweep Payment) initially equal to 65% of the British Energy Group's adjusted net cash flow, adjusted for certain corporate actions but never to exceed 65% (Cash Sweep Percentage) (ii) fixed decommissioning contributions equal to GBP20m per annum (indexed to RPI but tapering off as the nuclear power stations are currently scheduled to close); and (iii) GBP150,000 (indexed to RPI) for every tonne of uranium in PWR fuel loaded into the Sizewell B reactor after RED.



The NLF has the right from time to time to convert all or part of the Cash Sweep Payment into convertible shares of the Company (the NLF Conversion Right). On a full conversion, the NLF would hold up to 65% of the thereby enlarged equity share capital of the Company. However, the terms of the Convertible Shares include a limit on the voting rights of such shares equal to a maximum of 29.9% whilst held by the NLF.



The annual Cash Sweep Payment can only be determined after the end of the financial year and is contingent based on cash generation in the year. Therefore, it is only recognised and provided for when it becomes determinable and not in any interim financial periods. It will be recorded as an operating cost of the applicable financial year. The annual Cash Sweep Payment becomes payable twenty business days after publication of the annual report and accounts.



The fixed decommissioning obligations of annum have been recorded as a liability on the balance sheet at their discounted value and disclosed as the NLF liability. The NLF liability is reduced as payments are made to the NLF. Each year the financing charges in the income statement include the revalorisation of NLF liabilities required to discharge one year's discount from the liability.



PWR fuel loaded after RED will increase the qualifying nuclear liability recognised for back end PWR fuel costs as set out above and will increase the NLF Receivable by a corresponding amount. The difference between the payment of GBP150,000 (indexed to RPI) per tonne made to the NLF on the loading of PWR fuel and the increase in the liability recognised, and therefore the increase in NLF Receivable, is recorded as a back end fuel cost or credit as appropriate in the year of loading.



Goodwill



Goodwill arising on acquisitions represents the excess of the fair value of the consideration at acquisition compared to the fair value of the identifiable net assets acquired. Goodwill is capitalised as an intangible asset on the balance sheet. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill balances are assessed for impairment at least annually and at other balance sheet dates if there is any indication of impairment.



Taxation



The tax expense represents the sum of the tax currently payable and deferred tax.



The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income and expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for tax currently payable is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.



The tax expense relating to items recognised directly in equity are recognised in equity and not in the income statement.



Deferred tax is provided in full, using the liability method, on temporary differences, carry-forward of unused tax assets and unused tax losses, arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.



Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.



Property, Plant & Equipment and Depreciation, including Decommissioning Costs



Property, plant & equipment comprises assets acquired or constructed by the Group. Property, plant & equipment (other than assets in the course of construction) are stated in the balance sheet at cost less accumulated depreciation. The fair value of property, plant & equipment acquired as a result of the restructuring has been deemed to be the cost amount recognised at that date. Cost includes expenditure that is directly attributable to the acquisition of the items. Accumulated depreciation includes additional charges made where necessary to reflect impairment in value.



Assets in the course of construction are stated at cost and not depreciated until brought into commission.



The charge for depreciation of property, plant & equipment is based on the straight line method so as to write off the costs of assets, after taking into account provisions for diminution in value, over their estimated useful lives. The asset lives adopted are reviewed annually and for the period ended 31 March 2005 were:


AGR power stations                                      6 - 18 years
PWR power station                                       30 years
Coal power station                                      11 years
Other buildings                                         30 years
Other plant and equipment                               18 months  -  5 years



Expenditure incurred to replace a component of an item of property, plant & equipment that is accounted for separately, or to improve its operational performance is included in the asset's carrying amount or recognised as a separate asset as appropriate when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group and the cost of the item can be measured reliably. Expenditure to improve safety or in order to meet increased regulatory standards is also capitalised. Expenditure on major inspection and overhauls of production plant is capitalised, within other plant and equipment, when it meets the asset recognition criteria and is depreciated over the period until the next outage. Interest on major capital projects is included in the cost of the fixed asset from the date of cash settlement until the date of commissioning. Asset additions are depreciated over the remaining useful life of the related asset.



The estimated costs for decommissioning the Group's nuclear power stations and restoring the sites on which they are located are capitalised as part of the cost of construction and are depreciated over the same lives as the stations. These estimated costs are discounted having regard to the time scale whereby work will take place over many years after station closure. The estimated costs include the demolition and site clearance of the stations' radioactive facilities and the management of waste.



Major spare parts are classified as property, plant & equipment and assigned to individual stations when they are expected to be utilised over more than one period. They are depreciated using the applicable station lifetime estimate.



Other expenditure, including that incurred on preliminary studies and on the initiation of new technologies not yet adopted, is charged to the income statement as incurred. All other maintenance, repairs and renewals are charged to the income statement during the financial period in which they are incurred.



Gains and losses on the disposal of fixed assts are included in operating profit /loss.



Intangible assets (excluding goodwill)



The costs of acquired computer software costs are capitalised on the basis of the costs incurred to acquire and bring the specific software in to use, and are amortised over their estimated operational lives for a maximum of five years. Costs directly associated with the development of computer software programmes that are expected to generate economic benefits over a period in excess of one year are also capitalised and amortised over their estimated operational lives.



ROCs and LECs are classified as intangible assets and are valued at cost.



Impairment of tangible and intangible assets (excluding goodwill)



At each balance sheet date, the Group reviews its tangible and intangible assets (excluding goodwill) to determine whether there is any indication that those assets may have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of any impairment loss.



NLF Receivable and Nuclear Liabilities Receivable



The Government indemnity is provided to indemnify any future shortfall on NLF funding of qualifying uncontracted nuclear liabilities (including PWR back-end fuel services) and qualifying nuclear decommissioning costs.



The NLF Receivable asset recognised represents the aggregate value of the Nuclear Liabilities Fund and the Government indemnity such that the receivable equals the present value of the associated qualifying nuclear liabilities.



The Government indemnity is also provided to cover services for spent AGR fuel loaded pre- restructuring. The Nuclear Liabilities Receivable is recognised in respect of the indemnity such that the receivable equals the present value of the associated qualifying nuclear liabilities.



The NLF Receivable and the Nuclear Liabilities Receivable are stated in the balance sheet at current price levels, discounted at a long-term real rate of interest of 3% per annum to take account of the timing of payments. Each year the financing charges in the income statement include the revalorisation of these receivables required to match the revalorisation of the nuclear liabilities.



Nuclear Liabilities



Nuclear liabilities represent provision for the Group's liabilities in respect of the costs of waste management of spent fuel and nuclear decommissioning. The provisions represent the Directors' best estimates of the costs expected to be incurred. They are calculated based on the latest technical evaluation of the processes and methods likely to be used, and reflect current engineering knowledge. The provisions are based on such commercial agreements as are currently in place, and reflect the Directors' understanding of the current Government policy and regulatory framework. Given that Government policy and the regulatory framework on which our assumptions have been based may be expected to develop and that the Directors' plans will be influenced by improvements in technology and experience gained from decommissioning activities, liabilities and the resulting provisions are likely to be adjusted.



In matching the costs of generating electricity against the income from sales, accruals are made in respect of the following:



a)   Fuel costs - back end

The treatment of back end fuel costs in the income statement has been dealt with under the accounting policies for fuel costs above. These nuclear liabilities cover reprocessing and storage of spent nuclear fuel and the long-term storage, treatment and eventual disposal of nuclear waste. They are based, as appropriate, on contractual arrangements or the latest technical assessments of the processes and methods likely to be used to deal with these obligations under the current regulatory regime. Where accruals are based on contractual arrangements they are included within creditors. Other accruals are based on long-term cost forecasts which are reviewed regularly and adjusted where necessary, and are included within provisions.



b)   Decommissioning of nuclear power stations

The financial statements include provision for the full cost of decommissioning the Group's nuclear power stations. Provision is made on the basis of the latest technical assessments of the processes and methods likely to be used for decommissioning under the current regulatory regime.



Accruals and provisions for back end fuel costs and decommissioning are stated in the balance sheet at current price levels, discounted at a long-term real rate of interest of 3% per annum to take account of the timing of payments. Each year the financing charges in the income statement include the revalorisation of liabilities required to discharge one year's discount from provisions made in prior years and restate these provisions to current price levels.



Cash, cash equivalents and restricted cash



Cash and cash equivalents include cash on hand, with banks and short-term deposits with a maturity of three months or less. Restricted cash primarily consists of cash pledged as collateral.



Financial instruments - applied in the preparation of the consolidated IFRS financial information for the period ended 31 March 2005



Debt instruments

All borrowings are stated at cost with issue costs being charged to the income statement over the duration of the facility. The interest payable on debt is charged to the income statement over the life of the borrowing. Premiums and discounts arising on early repayment of borrowings are recognised in the income statement as incurred and received.



Commodity contracts

On 14 January 2005, as part of the acquisition accounting, all power and coal contracts were recorded at fair value on the balance sheet. As the contracts in existence at 14 January 2005 are satisfied, the fair value recorded on restructuring is reflected through the income statement as other operating expense or income.



For contracts entered into since 14 January 2005, where there is physical delivery associated with power and coal commodity contracts they are accounted for on an accruals basis following delivery of the commodity. Amounts payable or receivable in respect of these contracts are recorded within payables and receivables respectively and recognised as revenue or cost of sales as appropriate.



For contracts entered into since 14 January 2005, where there is no physical delivery associated with these contracts, they are recorded at fair value on the balance sheet. Where the instrument is for proprietary trading purposes, the change in fair value is reflected through the profit and loss account as other operating expense. This is not in accordance with the general provisions of
Schedule 4 of the Companies Act 1985, which requires that these contracts are stated at the lower of cost and net realisable value or that, if revalued, any revaluation difference be taken to a revaluation reserve. However, the Directors consider that this departure is necessary in order that the financial statements give a fair representation of the results of the Group's trading activities.



Futures and power options

Power futures and options are undertaken for hedging and proprietary trading purposes. Initial margins paid on entering power exchange contracts are recorded on the balance sheet within restricted cash in 'Liquid investments' throughout the term of the contract. Where the instrument is a hedge, the daily margin calls are reflected on the balance sheet. Premiums received and paid on wholesale option contracts are amortised over the period of the contracts and included within revenue. Financial options are marked to market through the income statement.



Share-based payments (To be adopted from 1 April 2005)



British Energy Group plc has two share compensation schemes, a Long Term Deferred Bonus Plan, and a Short Term Incentive Plan. BEG plc accounts for its share compensation schemes in accordance with IFRS 2 'Share-based Payments' using the Black-Scholes option pricing model under which fair value is calculated for the share compensation schemes and updated at subsequent balance sheet dates.



The fair value of the share compensation schemes is charged to the income statement over the period from the date the schemes were granted to the date at which the compensation is expected to vest on the employees. The corresponding credit is included in Shareholders' Equity. The Group issues equity-settled share-based payments to certain employees under the terms of the Group's various employee share compensation schemes. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on an estimate of the shares that will ultimately vest.







Section 7: Accounting for financial instruments



Overview

The IFRS accounting standards which cover financial instruments, IAS 32 and IAS 39, will be applied by BEG plc with effect from 1 April 2005 and have not been included in the reconciliations in Sections 2 to 4 of this restatement.



The UK GAAP framework applicable for BEG plc's financial statements to 31 March 2005 had no equivalent accounting requirements for financial instruments. Whilst BEG plc has been accounting for derivative financial instruments within its US GAAP reported results in accordance with FAS 133 'Accounting for Derivative Instruments and Hedging Activities', which has many similarities to IAS 39. However, the past results reported in the US GAAP Form 20-F are not indicative of the future results which may be reported under IAS 39.



The scope of IAS 39 includes all financial instruments i.e. loans, trade receivables, payables investments, cash and derivatives, as well as certain commodity contracts. The standard requires that all derivatives, including certain commodity contracts, are fair valued on the balance sheet, with changes from re-measurement being recorded in the income statement unless cash flow hedge accounting is applied.



The Group follows a trading strategy of selling forward a proportion of the company's output at fixed prices. Therefore, calculation of fair values for electricity trading contracts in a rising market results in the recording of a net negative fair value position, and in a falling market results in a net positive fair value position.



The Group has adopted the full IASB versions of IAS 32 and IAS 39 in line with the recommendations of the UK Accounting Standards Board. The sections of IAS 39 which were carved out by the EU have no impact on the Group.



Implementation of IAS 39 only affects the reporting of financial results and will not alter the Group's operational hedging strategy or underlying contract cash flow position.



Commodity contracts outside the scope of IAS 39

All commodity contracts which do not satisfy the definition of being for the Group's 'own use', are required to be accounted for as derivatives and are fair valued. The 'own use' scope exemption is only available if it can be demonstrated that the contracts were entered into and continue to be held in accordance with BEG plc's expected sale, purchase or usage requirements.



Fair value accounting requirements for commodity contracts

All derivatives and commodity contracts within scope of IAS 39 are required to be fair valued on the balance sheet with movements in the fair value recognised in the income statement, except in circumstances where cash flow hedge accounting is put in place.



In general, hedge accounting works by matching an item containing a risk to be hedged with a hedging instrument that mitigates that risk. In BEG plc's case, an example of an item with a risk to be hedged would be the variability of cash flows arising from a highly probable forecast sale of electricity under an existing variable priced own use sales contract.



For a derivative to qualify for use as a hedging instrument for cash flow hedge accounting purposes, its fair value must have an inverse relationship to the expected cash flows of the hedged item both at inception of the derivative and throughout the duration of the hedge being in place. Prospective and retrospective testing is required to demonstrate hedge effectiveness, by using either statistical or ratio measurement to confirm that the gains or losses on the derivative offset the losses or gains on the hedged item are within a range of 80% to 125%. Movements in the fair value of contracts which qualify for hedge accounting on this basis are recognised within the hedge reserve as long as the hedges continue to satisfy the effectiveness requirements of IAS 39. Any amounts of financial ineffectivess of hedges are recorded immediately in the income statement.



The gain or loss arising from fair value movements on derivative instruments that form part of a cash flow hedging relationship are recognised on the balance sheet as a separate component of equity and subsequently released into earnings to match the settlement of the hedged item.



Accounting for BEG plc's commodity trading activities



As BEG plc is an electricity generator it has a naturally long power position. The electricity generated is used to supply retail customers through the Direct Supply Business, now operated through British Energy Direct Limited ('BEDL'), and to meet supply commitments under long-term structured contracts. Electricity is also sold in the wholesale market using standard Grid Trade Master Agreement ('GTMA') contracts, including options. The GTMA market is a bilateral traded market where electricity is bought and sold ahead for delivery in a future time period. A proportion of Eggborough generation and purchases of electricity may be used to balance the physical position.



Commodity contracts are also entered into for the purchase of coal for Eggborough Power Station.



The requirements of IAS 39 have been applied to BEG plc's commodity trading activities at 1 April 2005, as follows:



- All contracts for the sale of electricity through BEDL, some long-term structured sales contracts and all coal procurement contracts are categorised as being "own use" and will therefore continue to be accounted for on an accruals basis. However, the contracts that were in existence at RED were fair valued at that date and are included within the commodity contracts provision as detailed below.

-          GTMA contracts are within the scope of IAS 39 as the Group has a
practice of net settling these contracts.   As a result, all changes in fair
value impact the income statement for those contracts which do not qualify for hedge accounting.

- Hedge accounting has been utilised wherever possible, to ensure that earnings continue to be recognised in line with BEG plc's operational strategies, i.e. to reflect the earnings effects of derivative instruments in the same period as the hedged item affects earnings. Fair value changes of those GTMA contracts which meet the requirements for cash flow hedge accounting are deferred in equity until settlement of the hedging instrument or hedged item.

- The highly probable forecast of electricity generated to satisfy certain contracts has been designated as the hedged item for cash flow hedge accounting purposes.

- The variability of cash flows arising from a highly probable forecast sale of electricity under an existing variable priced own use sales contract has been designated as a hedged item for cash flow hedge accounting purposes.

- Options contracts are recognised at fair value, with changes going through the income statement.



The Group's portfolio of commodity contracts and derivatives was fair valued at RED, prior to implementation of IAS 32 and IAS 39, as part of the application of acquisition accounting, resulting in a net commodity contracts provision. At 31 March 2005 the value of the net commodity contracts provision was GBP250m. At 1 April 2005, GBP238m of the commodity contracts provision was outside the scope of IAS 39 and will therefore continue to be released over the duration of the underlying contracts. The remaining net provision balance of GBP12m, which relates to contracts which are within the scope of IAS 39, was derecognised at 1 April 2005 and replaced by a fair valued net liability of GBP34m.



Table 1 below shows the effect of implementing IAS 39 as it relates to energy commodity contracts on the Group's IFRS balance sheet at 1 April 2005. These adjustments reflect the incremental adjustment required to the UK GAAP balance sheet at 31 March 2005 as described above.







Table 1: Changes to commodity contract provision at 1 April 2005 following IAS 39 implementation


                                                                    Contracts  Other commodity       Total
                                                              within scope of   contracts fair
                                                                       IAS 39        valued at
                                                                              acquisition date
                                                                                             *
                                                                         GBPm             GBPm        GBPm
Mark to market provision at 31 March 2005 as reported under              (12)            (238)       (250)
UK GAAP (A)
Reversal of UK GAAP provision                                              12
Recognition of fair value of contracts and hedging                       (34)
instruments within scope of IAS 39 as at 1 April 2005
Fair value of contracts and hedging instruments within scope             (34)
of IAS 39 as at 1 April 2005 (B)

Analysed as follows:-

                                                                    Financial        Financial       Total
                                                                       assets      liabilities
Cash flow hedging instruments                                               2             (32)        (30)
Non-hedging instruments which are fair valued through income               17             (21)         (4)
statement
Total balance sheet values                                                 19             (53)        (34)

Totals reserves movement (A-B)
Analysed as follows:-
Increase in retained earnings  reserves                                     8
Creation of cash flow hedge reserve                                      (30)
Total net reduction of reserves at 1 April 2005 due to IAS39             (22)
(before tax)



* The net provision balance recorded for "other commodity contracts fair valued at acquisition date" principally relates to 'own use' contracts which are excluded from the scope of IAS 39 but were required to be marked to market under IFRS 3 at RED when BEG plc acquired BE plc. The provision will continue be released over the duration of the applicable contracts.



On implementation of IAS 39, the Group's net assets under IFRS decreased by GBP22m, prior to deferred tax adjustment, and resulted in an increase to pre-tax retained earnings of GBP8m and the creation of a negative hedge reserve of GBP30m.





Treasury

At 1 April 2005, BEG plc had no Treasury derivatives which were within the scope of IAS 39.





Section 8: Summary of proposed IAS 32 & IAS 39 accounting policies for year ended 31 March 2006



Implementation of IAS 32 and IAS 39

The Group has applied IAS 32 and the full version of IAS 39 in the financial year ending 31 March 2006 rather than the European Union ('EU') adopted regulation of November 2004 which endorsed IAS 39 with the exception of certain provisions relating to (i) the use of the full fair value option for liabilities and (ii) hedge accounting. Applying the full version of the standard has no impact on the group's financial statements.



In accordance with the transitional arrangements set out in IFRS 1, the Group has not restated the prior period's comparative figures to show the effect of IAS 32 and IAS 39. For the period ended 31 March 2005, financial instruments continue to be accounted for in accordance with the Group's previous policies for financial instruments under UK GAAP.



Recognition, classification and subsequent measurement of financial assets and liabilities

IAS 39 requires that all financial assets be initially recognised at fair value in the balance sheet with changes in fair value reported through the income statement. Exceptions apply to assets classified as loans and receivables and held-to-maturity investments, which are measured at amortised cost using the effective interest method, and also to equity investments in instruments whose fair value can not be reliably measured, which are recognised and measured at cost.



Financial liabilities are measured at amortised cost using the effective interest method. The Group measures all debt instruments initially at fair value, and this is taken to be the fair value of the consideration received.



Transaction costs (any such costs incremental to and directly attributable to the issue of the financial instruments) are included in the calculation of the effective interest rate and are, in effect, amortised through the income statement over the life of the instrument. Derivative instruments, and commodity contracts that fall within the scope of IAS 39, are carried at fair value with special rules applying to all financial instruments which form part of a hedging relationship.



Accounting for derivatives and commodity contracts

The Group's activities expose it primarily to risks associated with electricity generation, the purchase of fuel for use in the generation process, and the supply of electricity to end customers in both the wholesale and retail markets. The Group follows a trading strategy of selling forward a proportion of the Company's output to reduce the Group's exposure to potential falls in the market price of electricity. The use of derivative financial instruments occurs primarily within the Group's electricity trading and coal procurement activities.



The Group's accounting objective is to report earnings results that are consistent with its operational strategies. As such, the Group aims to recognise the earnings effects of derivative transactions executed to hedge economic business risks in the income statement in the period in which the economically hedged operational activity affects earnings. The Board has endorsed the use of derivative financial instruments as hedging tools and the Group uses derivative and non-derivative financial instruments to manage its exposures. Physical and financially settled instruments are held by the Group to match offsetting physical positions and are not held for financial trading purposes.



Where commodity contracts, such as electricity and fuel, are entered into in accordance with the Group's own purchase, sale or usage requirements they are accounted for on an accruals basis following delivery of the commodity and are thereby excluded from the scope of IAS 39. Amounts payable or receivable in respect of these contracts are recorded within trade creditors and trade receivables respectively. Where a commodity contract is not entered in to or does not continue to be held to meet the Group's own purchase, sale or usage requirements the recognition and measurement requirements of IAS 39 are applied.



Derivative financial instruments are initially recognised at fair value and all changes in fair value are subsequently accounted for through the income statement unless the derivative qualifies as a hedging instrument.



Changes in the fair value of derivative financial instruments that are designated and are effective as hedges of future cash flows are recognised directly in equity, in the cash flow hedge reserve, and the ineffective portion of the hedge is recognised immediately in the income statement.



The Group designates derivatives as hedging instruments when it is expected that there will be a high inverse correlation between the changes in fair value of the hedging instrument and the changes in the fair value of the cash flows of the hedged item. This is measured primarily using the dollar offset method. Such correlation is required to be within the limits of 80% to 125% for hedge accounting to be permitted. Prospective and retrospective testing is carried out on a regular basis, at least on each reporting date, to establish whether the assumptions and application criteria for hedge accounting going forward continue to be supported. The Group discontinues hedge accounting where the hedging relationship correlation is outside the required parameters.



Derivative instruments are de-designated from a hedge relationship when:

-        The hedging instrument or item expires or is settled;

-        The forecast transaction is no longer considered to be highly probable;
         and

- The hedging instrument no longer qualifies for hedge accounting under IAS 39 rules.



At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecast transaction is settled. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised within equity is transferred to the income statement of the period.



Valuation of commodity contracts and derivatives

The group's valuation policy for derivative and other financial instruments is to maximise the use of quoted prices from active trading markets.



Futures, swaps, and forward agreements are valued against the appropriate market-based curves. Three types of curves (price, volatility and correlation) may be required depending upon the liquidity of the market and type of product traded forward price curves are developed using market prices from independent sources for liquid commodities, markets and products and modelled for illiquid commodities, markets and products. Volatility curves are modelled for open positions in illiquid markets and implied volatility curves are developed from actively traded options. Correlation curves are developed using either implied correlations or using historical forward correlations and other relevant market data.



Where necessary, structured transactions are disaggregated into their traded core components, and each component is valued against the appropriate market-based curves. The fair value of a structured deal is the summation of the fair value of its core components.



Purchase contracts are valued against the quoted bid price and sales contracts are valued against the quoted offer prices, with no provisions made for liquidity. Valuation adjustments are made for the time value of money, which is applied to all contracts, and credit risk, which will be applied where applicable.



Embedded derivatives

The Group also evaluates contracts for embedded derivatives, and considers whether any embedded derivatives have to be separated from the underlying host contract and accounted for separately in accordance with IAS 39 requirements. Where embedded derivatives have terms that are not closely related to the terms of the host contract in which they are included, they are accounted for separately from the host contract as derivatives, with changes in the fair value recorded in the income statement, to the extent that the hybrid instrument is not already accounted for at fair value.



Embedded derivatives are valued either by directly valuing the derivative element in line with the processes described above or by valuing the embedded derivative as the difference between the value of the hybrid instrument and the host contract (excluding the derivative element).



Offsetting of derivative assets and liabilities

The Group offsets a financial asset and a financial liability and reports the net amount only when the Group has a legally enforceable right to set off the amounts and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.



Impact on Effective Tax Rate

Income tax for interim reporting periods is calculated by applying an estimate of the annual effective tax rate to the interim result excluding IAS 39 adjustments, and by calculating tax at the standard rate for the IAS 39 adjustments arising within the period.






Section 9: Glossary of financial terms and IFRS equivalents

UK Financial Terms used in Annual Report & Accounts           IFRS equivalent or definition

Creditors: amounts falling due within one year                Current liabilities

Creditors: amounts falling due after more than one year       Non-current liabilities

Debtors                                                       Receivables

Other creditors                                               Trade and other payables

Profit and loss account (statement)                           Income statement

Profit and loss account (in the balance sheet)                Retained earnings

Shareholders' funds                                           Shareholders' equity

Short-term bank and other deposits                            Cash and cash equivalents

Stocks                                                        Inventories

Tangible fixed assets                                         Property, plant and equipment

Turnover                                                      Revenue





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  September 21, 2005                  BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations